AMENDMENT NO. 2
TO THE
SWIFT ENERGY COMPANY
2005 STOCK COMPENSATION PLAN

SWIFT ENERGY COMPANY, a Texas corporation (the “Company”), pursuant to the authority granted in Section 14(a) of the Swift Energy Company 2005 Stock Compensation Plan (the “Plan”), hereby amends the Plan, effective as of February 19, 2007 as follows:

WITNESSETH:

WHEREAS, Section 8(d) of the 2005 Plan provides that each individual who is a Non-Employee Director (as defined in Section 3 of the Plan) on the day following the date directors are elected by shareholders shall receive an automatic grant of a Restricted Award of that number of shares of Common Stock determined by dividing $100,000 by the Fair Market Value of the Common Stock on the date of grant of the Restricted Award (“Annual Director Award”); and

WHEREAS, the Board of Directors of the Company has approved the Annual Director Award to be increased by $20,000:

NOW, THEREFORE, the Plan shall read as follows:

1.	Existing Section 8(d) of the Plan shall remain in its entirety except that “100,000” be deleted and “120,000” be substituted in its place.

2.	Except as amended hereby, the Plan shall remain in full effect.

IN WITNESS WHEREOF, the Plan is amended effective as of the day and year first above written.

SWIFT ENERGY COMPANY /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer